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Exhibit (a)(5)

March 7, 2005

* CONFIDENTIAL *

Dear DI Employee:

        As you may know, today our board of directors recommended that our stockholders reject the unsolicited tender offer made by infoUSA on February 24. As you will see in the press release that was issued today, the board, working with its independent financial and legal advisors, conducted a thorough review of the offer and determined that it is inadequate.

        It is because of the hard work of you, our talented employees, that Digital Impact is a leader in the integrated digital marketing space. I want to thank each and every one of you for your commitment and dedication to serving our clients over the years and making our company what it is today. By continuing to do what we do best—offering our clients high quality technology and services—we are positioning ourselves for future growth and success as an independent company.

        Tender offers are subject to numerous legal rules that are both complicated and can be confusing. Accompanying this letter is a list of frequently asked questions that we hope will help you better understand this process.

        While recent events may generate some attention among the news media and within our industry, it should be business as usual at Digital Impact. Please keep in mind that it is also important at this time for our company to speak with one consistent voice. Therefore, please refer any media or other inquiries you may receive to David Oppenheimer. As always, we are committed to keeping you informed of new developments as they occur.

Sincerely,

/s/ Bill Park

Bill Park

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Exhibit (a)(5)